SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                           Fleetwood Enterprises Inc.
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                                (Name of Issuer)


                           Common stock, $1 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    339099103
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                                 (CUSIP Number)

                               SLS Management, LLC
                              140 West 57th Street
                                    Suite 7B
                            New York, New York 10019
                            Telephone (212) 537-3600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 3, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  339099103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SLS Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,114,971

8.   SHARED VOTING POWER

     3,473,619


9.   SOLE DISPOSITIVE POWER

     4,114,971

10.  SHARED DISPOSITIVE POWER

     3,473,619

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,588,590

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.85%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.  339099103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Scott Swid

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,114,971

8.   SHARED VOTING POWER

     3,473,619

9.   SOLE DISPOSITIVE POWER

     4,114,971

10.  SHARED DISPOSITIVE POWER

     3,473,619

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,588,590

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.85%

14.  TYPE OF REPORTING PERSON*

     IN

 CUSIP No. 339099103
          ---------------------

-------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Fleetwood Enterprises Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal office is 3125 Myers Street, Riverside, California 92503. This Schedule 13D relates to the Issuer's Common Stock, $1 par value (the "Shares").

-------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) SLS Management, LLC, a Delaware limited liability company and (ii) Scott Swid (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 140 West 57th Street, Suite 7B, New York, New York 10019.

     Scott Swid is the managing member of SLS Management, LLC, an investment management firm that serves as the investment manager to private investment funds and separate managed accounts.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment funds and separate managed accounts managed by SLS Management, LLC.

     The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $71,338,963.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

     The Reporting Persons reserve the right to purchase or sell the Shares of the Issuer. Such purchase or sale may depend on the Issuer's operations, prospects, business development, management, competitive and strategic matters and capital structure, as well as general market conditions.

     In connection with their investment in the Shares of the Issuer, the Reporting Persons may engage in communications with members of management and the Board of Directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to conduct the communications referred to above with respect to such items, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by them, in public market or privately negotiated transactions.

-------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.


     (a-e) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 7,588,590 Shares or 11.85% of the Shares of the Issuer, based upon the 64,054,156 Shares outstanding as of March 2, 2007, according to the Issuer's most recent Form 10-Q.

     The Reporting Persons have the sole power to vote or direct the vote of 4,114,971 Shares and the shared power to vote or direct the vote of 3,473,619 Shares.

     The Reporting Persons have the sole power to dispose or direct the disposition of 4,114,971 Shares and the shared power to dispose or direct the disposition of 3,473,619 Shares.

     The  aforementioned  Shares were  acquired  for  investment  purposes.  The private investment funds and separate managed accounts managed by SLS Management, LLC may acquire additional Shares or dispose of all or some of these Shares from time to time.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

     The Reporting Persons have not had any transactions in the Shares in the last 60 days.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

-------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 10, 2007
-----------------------
(Date)


SLS Management, LLC

By: /s/ Steven Rohlfing
----------------------------------------
Name: Steven Rohlfing
Title: Chief Financial Officer


/s/ Scott Swid
----------------------------------------
SCOTT SWID



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A


                                   AGREEMENT
                                   ---------

     The undersigned agree that this Schedule 13D dated May 10, 2007, relating to the Common Stock, $1 par value of Fleetwood Enterprises Inc. shall be filed on behalf of the undersigned.


May 10, 2007
-----------------------
(Date)


SLS Management, LLC

By: /s/ Steven Rohlfing
----------------------------------------
Name: Steven Rohlfing
Title: Chief Financial Officer


/s/ Scott Swid
----------------------------------------
SCOTT SWID




SK 02740 0001 772158